FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.
(Translation of registrant's name into English)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 23, 2016, Hunter Maritime Acquisition Corp. (the "Company") consummated its initial public offering ("IPO") of 15,000,000 units (the "Units"). Each Unit consists of one Class A common share of the Company, par value $0.0001 per share (the "Class A Common Shares"), and one-half of one warrant of the Company ("Warrant"), each whole Warrant entitling the holder thereof to purchase one Class A Common Share for $11.50 per share. The Units were sold at a price of $10.00 per unit, generating gross proceeds to the Company of $150,000,000.

Simultaneously with the closing of the IPO, the Company completed the private sale of 3,333,333 warrants (the "Private Placement Warrants") to the Company's sponsor, Bocimar Hunter NV (the "Sponsor") at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company of $5,000,000. The Private Placement Warrants are identical to the Warrants sold as part of the Units in the IPO, except that (i) the Private Placement Warrants are exercisable at the option of the holder on a cashless basis so long as they are held by the original purchaser or its permitted transferees and such cashless exercise is permitted under the laws of the Company's corporate jurisdiction, (ii) the Private Placement Warrants are not redeemable by the Company, and (iii) the Private Placement Warrants (including the Class A Common Shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Company's initial business combination.

A total of $150,000,000, comprised of $147,000,000 of the proceeds from the IPO, including $5,250,000 of the underwriters' deferred discount, and $3,000,000 of the proceeds of the sale of the Private Placement Warrants, was placed in a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except for the withdrawal of investment earnings to pay the Company's income taxes and working capital expenses, the funds held in the trust account will not be released from the trust account until the earliest of (i) the completion of the Company's initial business combination, (ii) the redemption of the Company's public shares if it is unable to complete its initial business combination within 24 months from the closing of the IPO, subject to applicable law, or (iii) the redemption of the Company's public shares properly submitted in connection with a shareholder vote to approve an amendment to the Company's amended and restated articles of incorporation that would affect the substance or timing of the Company's obligation to redeem 100% of its public shares if the Company has not consummated an initial business combination within 24 months from the closing of the IPO.

In connection with the IPO, the Company entered into the following agreements, forms of which were previously filed as exhibits to the Company registration statement on Form F-1 (File No. 333-214058):

•	An Underwriting Agreement, dated November 18, 2016, by and between the Company and Morgan Stanley & Co. LLC, as representative of the several underwriters.

•	A Warrant Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent.

•	A Registration Rights Agreement, dated November 18, 2016, by and between the Company and the Sponsor.

•	A Letter Agreement, dated November 18, 2016, by and among the Company, the Sponsor, Marc Saverys, Alexander Saverys, Ludovic Saverys, Benoit Timmermans and Thomas Rehder.

•	An Investment Management Trust Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as trustee.

•	A Sponsor Warrants Purchase Agreement, dated November 18, 2016, by and between the Company and the Sponsor.

•	An Administrative Services Agreement, dated November 18, 2016, by and between the Company and CMB NV, an affiliate of the Sponsor.

On November 14, 2016, the Company issued a press release, a copy of which is attached to this Report on Form 6-K as Exhibit 99.1, announcing the commencement of the IPO.

On November 18, 2016, the Company issued a press release, a copy of which is attached this this Report on Form 6-K as Exhibit 99.2, announcing the pricing of the IPO.

Copies of the following items are attached as exhibits to this Report on Form 6-K:

Exhibit No.	Description
1.1	Underwriting Agreement, dated November 18, 2016, by and between the Company and Morgan Stanley & Co. LLC, as representative of the several underwriters.
4.1	Warrant Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent.
10.1	Registration Rights Agreement, dated November 18, 2016, by and between the Company and the Sponsor.
10.2	Letter Agreement, dated November 18, 2016, by and among the Company, the Sponsor, Marc Saverys, Alexander Saverys, Ludovic Saverys, Benoit Timmermans and Thomas Rehder.
10.3	Investment Management Trust Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as trustee.
10.4	Sponsor Warrants Purchase Agreement, dated November 18, 2016, by and between the Company and the Sponsor.
10.5	Administrative Services Agreement, dated November 18, 2016, by and between the Company CMB NV, an affiliate of the Sponsor.
99.1	Launch Press Release, dated November 14, 2016.
99.2	Pricing Press Release, dated November 18, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUNTER MARITIME ACQUISITION CORP. (Registrant)
Dated: November 23, 2016
/s/ Alexander Saverys By: Alexander Saverys Chief Executive Officer